                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                       ----------------------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13a-16 OR 15d-16

                                     UNDER

                      THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF FEBRUARY 1998

                             INTRAWEST CORPORATION
                              (REGISTRANT'S NAME)

          200 BURRARD STREET, SUITE 800, VANCOUVER, BC V6C 3L6 CANADA
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F     Form 40-F X
                                     ---          ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes     No  X
                                      ---    ---

If "Yes" is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b): 82-       .
                                      -------

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                  Three months ended                 Six months ended
                                                      December 31                       December 31
                                              ---------------------------       ---------------------------
                                                 1997             1996             1997             1996
                                              ----------       ----------       ----------       ----------
                                             (in thousands of dollars except per share amounts) (unaudited)
REVENUE
Ski and resort operations                     $   80,037       $   39,334       $  107,760       $   54,278
Real estate sales                                 84,899           32,473          100,890           56,251
Rental properties                                  1,321              349            2,542              625
Income (loss) from equity accounted
    investment                                        --              155               --             (866)
Interest and other income                          1,628              399            2,788            1,773
                                              ----------       ----------       ----------       ----------
                                                 167,885           72,710          213,980          112,061
                                              ----------       ----------       ----------       ----------
EXPENSES
Ski and resort operations                         72,548           35,011          101,976           50,971
Real estate costs                                 70,954           27,394           83,554           45,954
Rental properties                                    513              215            1,126              350
Interest                                           5,323            5,108            9,722            8,269
Depreciation and amortization                      6,588            4,317           10,330            6,498
General and administrative                         1,641            1,503            3,873            3,445
                                              ----------       ----------       ----------       ----------
                                                 157,567           73,548          210,581          115,487
                                              ----------       ----------       ----------       ----------
Income (loss) before income taxes,
    non-controlling interest and
    discontinued operations                       10,318             (838)           3,399           (3,426)
                                              ----------       ----------       ----------       ----------
Provision for income taxes
   Current                                         3,448              269            2,264              552
   Deferred                                        1,051                1               --           (1,147)
                                              ----------       ----------       ----------       ----------
                                                   4,499              270            2,264             (595)
                                              ----------       ----------       ----------       ----------
Income (loss) before non-controlling
    interest and discontinued operations           5,819           (1,108)           1,135           (2,831)
Non-controlling interest                           1,665              110              866              334
Income (loss) from continuing
    operations                                     4,154           (1,218)             269           (3,165)
Results of discontinued operations                  (447)              67             (861)             786
                                              ----------       ----------       ----------       ----------
Income (loss) for the period                  $    3,707       $   (1,151)      $     (592)      $   (2,379)
                                              ==========       ==========       ==========       ==========
Income (loss) per common share
    Income (loss) from continuing
      operations                              $     0.12       $    (0.05)      $     0.01       $    (0.14)
Net income (loss)                             $     0.12       $    (0.05)      $     0.01       $    (0.10)
                                              ==========       ==========       ==========       ==========
Weighted average number of
    common shares outstanding
    (in thousands)                                34,387           23,080           34,373           23,078
                                              ==========       ==========       ==========       ==========

                          CONSOLIDATED BALANCE SHEETS

As at December 31                                        1997            1996
                                                      ----------      ----------
                                                      (in thousands of dollars)
                                                              (unaudited)
ASSETS
Current assets
  Cash and short-term deposits                        $   85,383        $ 34,679
  Other assets                                            44,045          23,321
  Amounts receivable                                      57,633          50,293
  Properties
    Resort                                               155,247          86,236
    Discontinued operations                               10,606          20,553
                                                      ----------        --------
                                                         352,914         215,082
Ski and resort operations                                519,443         272,521
Goodwill                                                  79,292          23,868
Properties
  Resort                                                 229,059         143,987
  Discontinued operations                                 62,683          67,111
Amounts receivable                                        46,028          36,954
Other assets                                              30,247          37,011
                                                      ----------        --------
                                                      $1,319,666        $796,534
                                                      ==========        ========
LIABILITIES
Current liabilities
  Amounts payable                                     $  113,191        $ 54,580
  Deferred revenue                                        35,421          16,783
  Bank and other indebtedness, current portion
    Resort                                               101,288          47,206
    Discontinued operations                                2,774          34,961
                                                      ----------        --------
                                                         252,674         153,530
Bank and other indebtedness
  Resort                                                 497,192         223,746
  Discontinued operations                                 36,798         104,967
Due to joint venture partners                             14,140          13,250
Deferred revenue                                           8,277           5,445
Deferred income taxes                                      5,792              --
Non-controlling interest in subsidiaries                   8,173           9,073
                                                      ----------        --------
                                                         823,046         510,011
                                                      ----------        --------
SHAREHOLDERS' EQUITY
Capital stock                                            374,556         198,410
Retained earnings                                        108,306          84,921
Foreign currency translation adjustment                   13,758           3,192
                                                      ----------        --------
                                                         496,620         286,523
                                                      ----------        --------
                                                      $1,319,666        $796,534
                                                      ==========        ========

                       CONSOLIDATED STATEMENTS OF CHANGES
                             IN FINANCIAL POSITION

                                                      Three months ended                 Six months ended
                                                          December 31                       December 31
                                                  ---------------------------       ---------------------------
                                                     1997             1996             1997             1996
                                                  ----------       ----------       ----------       ----------
                                                                (in thousands of dollars) (unaudited)
CASH PROVIDED BY (USED FOR)
OPERATING ACTIVITIES
Cash flow from operations                         $   13,458       $    3,055       $   11,465       $    3,386
Recovery of costs through
    real estate sales                                 70,954           27,394           83,554           45,954
Increase in amounts receivable, net                  (20,889)          (8,881)         (13,577)          (4,988)
Acquisition and development
    of properties for sale                           (53,413)         (34,327)        (130,984)         (69,322)
Other changes in non-cash
    operating working capital                         60,937           14,806           50,718              483
Cash provided by (used for)
    discontinued operations                               (1)          25,585            3,008           24,544
                                                  ----------       ----------       ----------       ----------
                                                      71,046           27,632            4,184               57
                                                  ----------       ----------       ----------       ----------
FINANCING ACTIVITIES
Bank and other borrowings, net                        64,257            1,142          140,349           31,044
Issue of capital stock                                   254               98            1,301              231
Redemption of non-resort
    preferred shares                                      --               --           (9,015)              --
Dividends paid                                        (2,751)          (1,848)          (2,751)          (1,848)
Distributions to non-controlling interests                --               --           (1,160)          (1,166)
                                                  ----------       ----------       ----------       ----------
                                                      61,760             (608)         128,724           28,261
                                                  ----------       ----------       ----------       ----------
INVESTING ACTIVITIES
Proceeds from (expenditures on)
    revenue-producing properties, net                    (43)             970              287              930
Expenditures on ski
    and resort operation assets                      (54,067)         (11,882)         (78,109)         (23,330)
Acquisition of ski resort assets                     (29,421)              --          (29,421)              --
                                                  ----------       ----------       ----------       ----------
                                                     (83,531)         (10,912)        (107,243)         (22,400)
                                                  ----------       ----------       ----------       ----------
Increase in cash and
    short-term deposits                               49,275           16,112           25,665            5,918
Cash and short-term deposits
    - beginning of period                             36,108           18,567           59,718           28,761
                                                  ----------       ----------       ----------       ----------
Cash and short-term deposits
    - end of period                               $   85,383       $   34,679       $   85,383       $   34,679
                                                  ==========       ==========       ==========       ==========

                      CONSOLIDATED STATEMENTS OF CASH FLOW
                                FROM OPERATIONS

                                               Three months ended               Six months ended
                                                   December 31                     December 31
                                            ------------------------         ------------------------
                                              1997            1996             1997            1996
                                            --------        --------         --------        --------
                                                (in thousands of dollars except per share amounts)
                                                                 (unaudited)
Income (loss) before non-controlling
    interest and discontinued
    operations                              $  5,819        $ (1,108)        $  1,135        $ (2,831)
Items not affecting cash
    Depreciation and amortization              6,588           4,317           10,330           6,498
    (Income) loss from equity
        accounted investment                      --            (155)              --             866
    Deferred income taxes                      1,051               1               --          (1,147)
                                            --------        --------         --------        --------
Cash flow from operations                   $ 13,458        $  3,055         $ 11,465        $  3,386
                                            ========        ========         ========        ========
Cash flow per common share                  $   0.29        $   0.11         $   0.27        $   0.12
                                            ========        ========         ========        ========

Note: Cash flow per common share is calculated after providing for non-controlling interest.

                           CONSOLIDATED STATEMENTS OF
                               RETAINED EARNINGS

                                                Three months ended                      Six months ended
                                                    December 31                            December 31
                                            -----------------------------         -----------------------------
                                               1997               1996               1997               1996
                                            ----------         ----------         ----------         ----------
                                                          (in thousands of dollars) (unaudited)
Retained earnings - beginning
    of period                               $  107,350         $   87,920         $  111,649         $   89,148
Income (loss) for the period                     3,707             (1,151)              (592)            (2,379)
Dividends                                       (2,751)            (1,848)            (2,751)            (1,848)
                                            ----------         ----------         ----------         ----------
Retained earnings - end of period           $  108,306         $   84,921         $  108,306         $   84,921
                                            ==========         ==========         ==========         ==========

TO OUR SHAREHOLDERS

The second quarter results are a further indication that Intrawest's strategy is working. Strong growth in real estate revenue and profits were accompanied by an increase of 17% in same-resort operating revenue during a period of what can only be described as unusual weather patterns. This was aided by our geographic diversity, our significant investment in snowmaking and our strategy to encourage destination visitors. We have also benefited from increasing revenue from lodging, retail and other revenue sources, capturing more of the visitor spending and thereby increasing revenue per visit.

OPERATING RESULTS

Income from continuing operations for the second quarter was $4.2 million ($0.12 per share) compared with a loss of $1.2 million ($0.05 per share) last year. Year-to-date income from continuing operations improved to $0.3 million ($0.01 per share) from a loss of $3.2 million ($0.14 per share) in the prior year.

Revenue from ski and resort operations was $80.0 million in the second quarter, double last year's second quarter revenue of $39.3 million. This increase was due to the acquisitions of Whistler, Copper and Mont Ste. Marie, the inclusion of revenue from Mammoth and a 17% increase in same-resort revenue. Mammoth is now being proportionately consolidated with the increase in the company's ownership to 51%. Subsequent to the quarter, Intrawest's ownership in Mammoth increased to 58%.

Operating profit from ski and resort operations for the second quarter was $7.5 million, 73% higher than the prior year. Year-to-date ski and resort operations revenue and operating profit increased 99% and 75% respectively over the comparable period last year.

Resort real estate sales totaled $84.9 million for the quarter, the largest quarter in the company's history and 161% ahead of last year. These sales generated operating profit of $13.9 million, up from $5.1 million in the second quarter last year. During that period, margins on real estate sales improved from 15.6% to 16.4%. Year to date real estate sales and operating profits increased 79% and 68% respectively over the six month period last year. In addition to the real estate sales we have already closed, the company has a further $90 million of sales that have been contracted but are not yet closed. These will be recorded in fiscal 1998 as the units complete construction in the third and fourth quarters.

The discontinued operations, the results of which accrue to the non-resort preferred shareholders, incurred a loss of $0.4 million for the quarter as a result of net rental operations of four properties in Seattle, Vancouver and Edmonton and the sale of $1.7 million of residual units in Calgary and Seattle.

DEVELOPMENTS IN THE QUARTER

During the quarter, we announced our increased ownership in Mammoth to 51%. With a subsequent repurchase of stock by Mammoth Mountain Ski Area, Intrawest's ownership has now increased to 58%. We're very excited by the potential of Mammoth. We will be creating one of the hottest resort village destinations in the area for a Southern California market of 20 million people.

Intrawest also successfully completed a five-year $125 million debenture issue carrying a 6.85% coupon. Proceeds are being used to repay existing debt and for general corporate purposes, including expanding and enhancing ski operations at our resorts, supporting continued growth of our resort real estate and resort club operations, and financing potential acquisitions and investments.

We continue to form strategic partnerships, and recently announced an alliance with the Mountains of Distinction resort group in the eastern United States to enhance the marketing and purchasing opportunities of both organizations. The new alliance represents 16 ski resorts throughout North America that account for an estimated eight million skier visits annually.

Subsequent to the quarter, we announced a further acquisition which falls within our acquisition criteria of access to a large market, distinguishing physical characteristics, four-season capability and large real estate potential. Intrawest has entered into agreements to purchase land and assets at Vernon Valley/Great Gorge, New Jersey, near New York City. We have acquired significant acreage in a beautiful setting with excellent winter and summer potential, with a market of 22 million people within a 90-minute drive. This is the perfect combination for applying Intrawest's proven expertise in creating resorts and we believe the resort can grow quickly to become a large financial contributor. The ski area includes 1,100 acres of land encompassing three peaks - Vernon Valley, Great Gorge South and Great Gorge North. The area features 108 acres of pristine lakes and could support development for approximately 1,000 resort homes and a 27-hole golf course. Other facilities include a 280-acre waterpark and family entertainment center.

The achievements of the second quarter show that the company continues to be able to make successful acquisitions which are attractive from both a competitive and a financial viewpoint, as well as manage strong internal growth from its different businesses.

On behalf of the Board,

/s/ JOE S. HOUSSIAN                     /s/  DANIEL O. JARVIS
------------------------------          ------------------------------
Joe S. Houssian                         Daniel O. Jarvis
Chairman, President and                 Executive Vice President
Chief Executive Officer                 and Chief Financial Officer



February 9, 1998

                                   SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

                                INTRAWEST CORPORATION


Date: February 27, 1998         By /s/ ROSS MEACHER
                                   --------------------------
                                   Name:  Ross Meacher
                                   Title: Corporate Secretary